Liberty Global Ltd.
(Commission File No.: 001-35961)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

The following is an excerpt from a transcript of an investor presentation held on September 10, 2024, featuring Bryan Hall, General Counsel of Liberty Global; Michael Bishop, Vice President of Investor Relations at Liberty Global; and Jany Fruytier, Chief Financial Officer of Sunrise.
CORPORATE PARTICIPANTS
Bryan Hall – General Counsel of Liberty Global
Michael Bishop – Vice President, Investor Relations of Liberty Global
Jany Fruytier – Chief Financial Officer of Sunrise
INVESTOR PRESENTATION
Michael Bishop, Vice President, Investor Relations of Liberty Global
Good morning, everyone. It's Michael Bishop, VP Investor Relations and thank you for joining today’s Q&A session.
We are here to discuss our recently filed registration statement related to the proposed spin-off of Liberty Global’s Swiss operation which will form a new independent company, Sunrise Communications AG. This spin-off is an exciting development for us and yesterday Sunrise hosted a Capital Markets Day, where the management team presented their operating strategy and financial outlook to investors and analysts.
The spin-off is itself fairly straightforward, a 100% distribution by demerger of our Swiss business. But there are some complex details, so we thought it would be helpful to handle some of those technical complexities in the transaction by presenting an opportunity for questions.
We have on our call today our General Counsel, Bryan Hall, Sunrise Chief Financial Officer, Jany Fruytier and other members of Liberty Global are also here to help. Of course, we may not be able to answer every specific question on the call, but if not, we will be sure to follow up with you afterwards.
Now I will hand it over to Bryan, who will provide a high-level overview of the transaction. Bryan, over to you.
Bryan Hall, General Counsel of Liberty Global
By spinning off Sunrise, we aim to create a more transparent valuation for the Swiss business and offer you our shareholders the opportunity to directly participate in the growth and upside of both Liberty Global and Sunrise as separate entities.
I'll start by highlighting several key elements of the transaction which include:

One. Generating shareholder value. The spin-off is designed to maximize shareholder value by providing a clearer, standalone valuation for Sunrise, while allowing Liberty Global to focus on its remaining operations and its overall strategic objectives.
Two. Sunrise will be a Swiss Company. Sunrise will be incorporated in Switzerland, traded on the Swiss Exchange, the SIX, giving it substantial Swiss flavor. Liberty Global of course is a Bermuda company traded on Nasdaq. While in broad strokes we have tried to replicate the existing Bermuda structure and governance of Liberty Global in Sunrise, a few changes are necessary to account for Sunrise being a Swiss company listed on a Swiss exchange.
Three. We are tapping the Swiss market. Sunrise is a well-recognized national brand providing critical connectivity services to residential and business customers across the country. As a separate, Swiss listed company, we think it should also be attractive to Swiss institutional and retail investors.
Four. Sunrise will have an attractive progressive dividend policy. Sunrise anticipates having an attractive shareholder return policy, including a progressive dividend distribution that is currently anticipated to not be subject to Swiss withholding tax for the first five years following the spin-off.
Five. Sunrise will have a simplified class structure. So under Swiss practice, three classes of stock, like we have at Liberty Global is not practical. We have therefore condensed Liberty Global’s three classes into two, eliminating the non-voting stock and maintaining the high vote stock. This will result in some voting dilution for both Liberty Class A and Class B holders.
Six. There is a reverse stock split built into the transaction. Why are we issuing the Sunrise Class A shares on a five to one basis? Because we have a reverse stock split embedded in the transaction. The Swiss shares tend to trade at higher per share prices, so we have decided to embed the reverse split here, instead of issuing exactly one Sunrise share for every LG share, you will receive only one Sunrise Class A share for every five Liberty Class A or K shares, thus condensing the overall number of shares of Sunrise stock that will be outstanding. So Sunrise, if it would otherwise trade at, say, ten Swiss francs a share, would trade instead at fifty Swiss francs a share, you know depending on whatever the actual valuation is.
Seven. We are using a demerger structure for the spin-off. The spin-off is structured as a demerger or share premium reduction for shareholders. This distinction does not really matter practically speaking for shareholders. In the US we don’t really do demergers, but in Bermuda and Europe demergers are used sometimes. But our transaction is going to look and feel like a spin-off. Technically in the demerger we will be recharacterizing the equity on our balance sheet before the spin-off distribution, but there’s not much practical effect of doing so. One advantage of the demerger structure is it will be more tax friendly for many of our shareholders on the

European continent and in the British Isles. If you have any questions regarding the demerger structure, please feel free to ask.
Eight. We have an ADS Program. To facilitate efficient initial settlement mechanics for a Swiss listed security that is being issued to our U.S. shareholders, Liberty Global will deliver all the Sunrise Shares distributed in the spin-off initially in the form of Sunrise American Depositary Shares. The distribution of ADSs will be made to shareholders of record who are holders on a date approximately ten calendar days prior to the spin-off. Now we will announce the specific record date close to the spin off. Each Sunrise Class A Common Share and Sunrise Class B Share that is distributed in the spin-off will be in the form of one Class A ADS and one Class B ADS, respectively. Sunrise ADS holders will be entitled to then cancel their Sunrise ADSs and withdraw the underlying Sunrise Shares for trading on the SIX exchange at any time following completion of the spin-off. You will also be able to trade the Class A ADSs on Nasdaq.
Nine. Listing. Sunrise Class A Common Shares will be listed on the SIX Swiss Exchange under the ticker “SUNN” and the Sunrise Class A ADSs will be listed on the Nasdaq Global Select Market under the ticker “SNRE.” The Class B ADSs will not be listed but they can be converted into Class A shares at any time at the option of their holders.
Ten. We are providing for a transitional period to ease the trading change from Nasdaq to the SIX. The Nasdaq listing of the Class A ADSs will be for a transitional period only, to facilitate trading and holding of those ADSs after the spin-off. This transitional period will extend from the listing date on Nasdaq to a date which will be approximately nine months thereafter, with the specific date to be determined. Sunrise could elect to extend that transitional period based upon facts and circumstances at the time, but Class A ADS holders should prepare for a delisting at the end of the transitional period. Upon the expiration of that transitional period, the ADSs will trade in the U.S. on an OTC basis. Holders of those ADSs should plan to manage their holdings and brokerage accounts accordingly. We are transitioning the Class A ADSs off the Nasdaq to encourage trading on the SIX, which will be the primary marketplace for trading.
Eleven. The transaction will be tax efficient. The receipt of the Sunrise ADSs in the spin-off should be tax-free for our U.S. and Swiss shareholders and we have an opinion to that effect from A&O Shearman.
Twelve. There will be a shareholder vote. Under Swiss law, every share outstanding can only have one vote per share. To create a high vote stock, you have to have a second class that has one vote per share but 1/10th the economic value. So to be clear, each Class A share has one vote and is entitled to a dividend, each Class B share also has one vote but is entitled to only 1/10th of the dividend and thus should trade at 1/10 the value. So, ten class B shares will have the same economic value as one Class A share. This is a peculiarity of Swiss law. As a result, we require a shareholder vote to effect a spin in this manner and to complete the demerger. Because we redomiciled to Bermuda, we only have this limited vote and it’s a simple majority of our Class A and Class B voting together.
Well that was a relatively long litany of highlights, there were twelve, and there’s obviously a lot of information to digest in the F-4 filing, so the purpose of today’s call is to clarify the transaction, the structure of the spin-off, and what this means for your shares as future as investors in both Liberty Global and Sunrise.
Now we have set up an excellent resource that I am going to plug, that is a microsite on our investor relations tab that appears on website.
I have one additional caveat before we start the Q&A, please be advised that we assume that the audience has thoroughly reviewed the registration statement in its entirety. All responses provided during this session are subject to the detailed terms, conditions, and disclosures outlined in the registration statement. In the event of any inconsistencies, the language of the registration statement will take precedence. With that operator, we will take our first question please.
Robert Grindle, Deutsche Bank
Robert Grindle from Deutsche Bank. Thanks very much for the summary of the F-4 guys. My question was about the tax separation agreement within the F-4 Sunrise provides certain covenants which may restrict M&A for a couple of years subject to the agreement for Liberty. I wouldn't want to go down to a tax rabbit hole, but please could you comment on that? Well, what is the purpose of that? How restrictive will it be on sunrise and entertaining an offer if one came along, for example? Or was it just to sort of make sure the tax structure of the whole deal works and you sort of just covering off all the bases? A comment around that would be very helpful. Thank you.
Michael Bishop, Vice President, Investor Relations of Liberty Global
Thanks, Robert. Perhaps if I pass that one to Bryan, in the first instance, but as you say, we have had to get a number of different tax rulings. Bryan, do you want to add some more color?
Bryan Hall, General Counsel of Liberty Global
Yes, those kinds of covenants in the tax separation arrangement are customary and required in order to get should level tax opinions in the United States. I think you'll find in every spin that’s tax free in the United States, there will be similar covenants. They haven't proven to be a problem for most companies.
Robert Grindle, Deutsche Bank

So, on that basis then it’s just a normal thing to be included, but it wouldn't necessarily restrict Sunrise in a major way on an ongoing basis, is that right?
Bryan Hall, General Counsel of Liberty Global
We wouldn't believe that it would have any impact.
They're relatively short-term components in nature, and of course they’re there so that the tax authorities can look at the transaction and say, oh, you didn't spin the transaction with the purpose of doing another transaction. That's why the covenants are there.
Robert Grindle, Deutsche Bank
OK, got it. You're covering off that sort of potential sort of scenario in advance. Ok, clear. Thanks very much indeed.
Michael Bishop, Vice President, Investor Relations of Liberty Global
Thanks very much operator. It just leaves me to reiterate what Bryan said earlier that we have launched the Sunrise microsites where you’ll be able to find all of the relevant filings, Capital Markets Day presentation and also a comprehensive Q&A and also feel free if anyone does have any follow up questions to please reach out to IR@libertyglobal.com and more than happy to help. But thanks everyone for attending.
[END OF TRANSCRIPT]

No Offer to Sell or Solicit
This communication is not an offer to sell or a solicitation of offers to purchase or subscribe for shares or a solicitation of any vote or approval. This document is not a prospectus within the meaning of the Swiss Financial Services Act and not a prospectus under any other applicable laws. Copies of this document may not be sent to, distributed in or sent from jurisdictions in which this is barred or prohibited by law. The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, in any jurisdiction in which such offer or solicitation would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction and there shall be no sale of securities in any such jurisdiction.
This announcement is only addressed to and directed at specific addressees who: (A) if in member states of the European Economic Area (the EEA) are people who are “qualified investors” within the meaning of Article 2(e) of Regulation (EU) 2017/1129 (as amended) (the Prospectus Regulation) (Qualified Investors); and (B) if in the U.K., are “qualified investors” within the meaning of Article 2(e) of the UK version of the Prospectus Regulation as it forms part of domestic law in the U.K. by virtue of the European Union (Withdrawal) Act 2018 (the UK Prospectus Regulation) who are: (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the Order); or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order; or (C) are other persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (as amended)) in connection with the sale of any securities of the Company or any member of its group may otherwise lawfully be communicated or caused to be communicated (all such persons referred to in (B) and (C) being Relevant Persons). This announcement must not be acted on or relied on (i) in the U.K., by persons who are not Relevant Persons and (ii) in any member state of the EEA by persons who are not Qualified Investors. Any investment activity to which this announcement relates (i) in the U.K. is available only to, any may be engaged in only with, Relevant Persons; and (ii) in any member state of the EEA is available only to, and may be engaged only with, Qualified Investors.
This communication is an advertisement for the purposes of the Prospectus Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended) and underlying legislation. It is not a prospectus. A copy of any prospectus published by the Company will, if approved and published, be made available for inspection on the issuer’s website at www.libertyglobal.com subject to certain access restrictions.

This communication constitutes advertising in accordance with article 68 of the Swiss Financial Services Act. Such advertisements are communications to investors aiming to draw their attention to financial instruments. Any investment decisions with respect to any securities should not be made based on this advertisement.

Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
In connection with the spin-off of Liberty Global’s businesses attributed to Sunrise into a separate publicly traded company (the Transaction), Sunrise has filed with the Securities and Exchange Commission (the SEC) a registration statement on Form F-4 that includes a preliminary proxy statement (the Proxy Statement/Prospectus). After the Proxy Statement/Prospectus is declared effective, Liberty Global will mail a definitive proxy statement/prospectus and other relevant documents to shareholders of Liberty Global as of a record date to be established for voting on the Transaction. LIBERTY GLOBAL SHAREHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN AND OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED TRANSACTION THAT LIBERTY GLOBAL AND SUNRISE WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Liberty Global shareholders and investors may obtain free copies of the Proxy Statement/Prospectus and other relevant materials (when they become available) and other documents filed by Liberty Global and Sunrise at the SEC’s website at www.sec.gov. Copies of the Proxy Statement/Prospectus (and other relevant materials when they become available) and the filings that will be incorporated by reference therein may also be obtained, without charge, by contacting Liberty Global’s Investor Relations at ir@libertyglobal.com or +1 (303) 220-6600.
Participants in the Solicitation
Liberty Global and its directors, executive officers and certain employees, may be deemed, under rules of the SEC, to be participants in the solicitation of proxies in respect of the proposed Transaction. Information regarding Liberty Global’s directors and executive officers is set forth in Liberty Global’s filings with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

Forward Looking Statements
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Transaction, the listing of the Sunrise shares for trading on the SIX Swiss Exchange (the SIX), any 2024 financial or operation guidance provided and other information and statements that are not historical fact. These forward-looking statements are subject to certain risks and uncertainties, some of which are beyond Liberty Global’s control, that could cause actual results to differ materially from those expressed or implied by these statements. Such risks and uncertainties include the risk that Liberty Global does not receive shareholder approval for the Transaction and/or related matters, Liberty Global’s ability to satisfy the other conditions to the Transaction on the expected timeframe or at all, the approval of the shares of Sunrise for listing on the SIX and the development of a trading market for them, the Liberty Global Board of Directors’ discretion to decide not to complete the Transaction for any reason, Liberty Global’s ability to realize the expected benefits from the Transaction, unanticipated difficulties or costs in connection with the Transaction, Sunrise’s ability to successfully operate as an independent public company and maintain its relationships with material counterparties after the Transaction and other factors detailed from time to time in Liberty Global’s filings with the Securities and Exchange Commission, including Liberty Global’s most recently filed annual report on Form 10-K, as it may be supplemented from time to time by Liberty Global’s quarterly reports and other subsequent filings.
These forward-looking statements speak only as of the date hereof. Liberty Global expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Global’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. You are cautioned not to place undue reliance on any forward-looking statement.